SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

SCHEDULE 13G/A
(Rule 13d-102)

(Amendment No. 6)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)1

Intelli-Check, Inc.
________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
________________________________________________________________
(Title of Class of Securities)

45817G 102
________________________________________________________________
(CUSIP Number)

December 31, 2006
________________________________________________________________
Date of Event which Requires Filing of this Statement

Frank Mandelbaum
________________________________________________________________
Name of Filer

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
______________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45817G102

1.    Name of Reporting Person
       I.R.S. Identification Nos. of above persons (entities only).

       Frank Mandelbaum

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization

United States of America

Number of	5.	Sole Voting Power
Shares		1,644,080*
Beneficially
Owned by	6.	Shared Voting Power
Each		N/A
Reporting
Person	7.	Sole Dispositive Power
With:		1,644,080*

	8.	Shared Dispositive Power
		N/A

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

1,644,080*

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐

11.  Percent of Class Represented by Amount in Row (9)

12.39%*

12.  Type of Reporting Person (See Instructions)

IN

*Amount includes options and rights to purchase 1,071,799 shares held by Mr. Mandelbaum, which are exercisable within the next 60 days. The amount does not include 5,500 shares and 530 rights held by Mr. Mandelbaum’s wife, to which Mr. Mandelbaum disclaims beneficial ownership.

Item 1	(a)	Name of Issuer:

Intelli-Check, Inc.

	(b)	Address Of Issuer's Principal Executive Offices:

246 Crossways Park West Woodbury, New York 11797

Item 2	(a)	Name of Person Filing:

Frank Mandelbaum

	(b)	Address of Principal Business Office, or, if none, Residence:

246 Crossways Park West
Woodbury, New York 11797

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, $.001 par value

	(e)	Cusip Number:

45817G102

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4	Ownership

(a) Amount beneficially owned:
1,644,080*

(b) Percent of class:
12.39%*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 1,644,080*

(ii) Shared power to vote or to direct the vote N/A

(iii) Sole power to dispose or to direct the disposition of 1,644,080*

(iv) Shared power to dispose or to direct the disposition of N/A

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8	Identification and Classification of Members of The Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.
Item 10	Certification

Not Applicable.

*Amount includes options and rights to purchase 1,071,799 shares held by Mr. Mandelbaum, which are exercisable within the next 60 days. The amount does not include 5,500 shares and 530 rights held by Mr. Mandelbaum's wife, to which Mr. Mandelbaum disclaims beneficial ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2007 (Date)	/s/ Frank Mandelbaum Frank Mandelbaum

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.